ASANKO GOLD REPORTS Q4 AND FULL YEAR 2018
RESULTS, AND PROVIDES 2019 GUIDANCE

Vancouver, British Columbia, February 14, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) reports fourth quarter (“Q4”) and full year (“FY”) 2018 operating and financial results and provides 2019 guidance for the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Asanko. All amounts are in US dollars unless otherwise stated.

Asanko Gold Mine Highlights (100% basis)

•	FY2018 gold production of 223,152 ounces at AISC[1] $1,072/oz, exceeding 2018 production guidance and within the lower end of cost guidance
•

FY2018 gold sales of 227,772 ounces at an average realized price of $1,247/oz, generating gold revenue of $283.9 million, including by-product sales and after capitalization of gold sales related to pre-production activities at Esaase

•	For FY2018, the JV generated operating cash flows of $72.5 million and $100.5 million in operating cash flows before working capital changes
•	For FY2018, the JV reported adjusted net income[1] after tax of $2.0 million, after accounting for the $126.9 million fair value adjustment associated with the JV transaction
•	Q4 2018 gold production of 59,823 ounces at AISC[1] of $1,072/oz
•

Q4 2018 gold sales of 61,821 ounces at an average realized price of $1,215/oz, generating gold revenue of $74.2 million, including by-product sales and after capitalization of gold sales related to pre-production activities at Esaase

•	For Q4 2018, the JV posted a net loss after tax of $3.1 million
•	At December 31, 2018, the JV had cash of $21.6 million on hand and $4.3 million in receivables from gold sales

Quarterly Consolidated Financials for Asanko Gold Inc.

•	In Q4 2018, the Company reported net loss of $0.9 million and Adjusted EBITDA[1] of $6.1 million
•	At December 31, 2018, Asanko had a cash position of $10.4 million

2019 Guidance for the Asanko Gold Mine (100% basis)

•	225,000 – 245,000 ounces at AISC[1] of $1,040 – 1,060/oz and AIC[2] of $1,130 – $1,150/oz
•	Capital expenditure forecast to be $25.0 million, of which $9.0 million is sustaining capex and $16.0 million is development capital for Esaase (included in AIC2)
•	Exploration budget of $8.0 million (included in AIC2)

Commenting on the Q4 and FY 2018 performance, Peter Breese, President and CEO, said “The Asanko Gold Mine delivered a fourth consecutive quarter of strong operating performance, enabling the mine to set a new production record for the year, which exceeded guidance and met the lower end of cost guidance. This enabled the mine to deliver exceptional operating cash flows after working capital of $72.5 million in the year. This is a particularly pleasing result and allowed the mine to focus on invetsing in its future as we continued with the substantial pushback of the Nkran pit and commenced the initial development of the large greenfields deposit, Esaase.

Whilst the mine’s AISC1 were within the lower end of cost guidance for the year, Q4 AISC1 were impacted by a NRV adjustment to the mine’s lower-grade stockpile inventory value, the planned continued focus on the large Nkran pushback and inflationary pressures on mining unit rates. These costs translated into a net loss after tax of $3.1 million for the JV.

Looking to the year ahead, the Asanko Gold Mine is targeting 225,000 to 245,000 ounces of gold production at AISC1 of $1,040 – $1,060/oz for 2019. Whilst forecasted AISC1 for 2019 are in line with 2018, they include a continued investment on the large Nkran pushback, which will be complete in 2019, resulting in high strip ratios for the year. In addition we have provided for two additional costs items that were not incurred for the full year in 2018. These are $35/oz for the recently introduced Esaase trucking operation and $25/oz to account for the new 5% non-refundable levy on goods and services that attract VAT in Ghana.

Alongside meeting the operational plan for the year, we will be focusing on the continued development of Esaase and re-starting exploration. Working with our Joint Venture partners, we have put together an $8 million exploration program for the year. Our priority targets are located within the highly prospective South Camp area, as well as near-mine oxides close to existing infrastructure.”

Asanko Gold Mine – Summary of FY2018 and Q4 2018 Operational and Financial Results

Asanko Gold Mine (100% Basis)	Q4 2017	Q3 2018	Q4 2018	FY 2017	FY 2018
Waste mined (‘000t)	10,692	9,084	8,370	30,108	39,244
Ore mined (‘000t)	802	1,730	1,370	4,048	4,898
Strip ratio (W:O)	13.3	5.3	6.1	7.4	8.0
Average gold grade mined (g/t)	1.5	1.4	1.5	1.7	1.4
Mining costs ($/t mined)	2.82	3.63	4.13	3.25	3.62
Ore treated (‘000t)	1,087	1,299	1,238	3,745	5,180
Gold feed grade (g/t)	1.5	1.6	1.6	1.8	1.5
Gold recovery (%)	94	94	95	94	94
Processing costs ($/t treated)	12.91	11.26	12.39	13.00	11.16
Gold production (oz)	51,550	61,599	59,823	205,047	223,152

Gold sales (oz)	49,561	65,267	61,821	206,079	227,772
Average realized gold price ($/oz)	1,264	1,198	1,215	1,243	1,247
Operating cash costs[1] ($/oz)	586	743	811	556	688
Total cash costs[1] ($/oz)	649	803	872	618	750
All-in sustaining costs[1] ($/oz)	1,171	971	1,072	1,007	1,072
All-in sustaining margin[1] ($/oz)	93	227	143	236	175
All-in sustaining margin[1] ($m)	4.6	14.8	8.8	48.6	39.9
Revenue ($m)	62.8	78.4	74.2	256.2	283.9
Income (loss) from mine operations ($m)	15.1	0.6	(0.8)	62.6	35.3
Net income (loss) after tax ($m)	(9.3)	(128.8)	(3.1)	12.6	(124.9)
Adjusted net income (loss) after tax[1] ($m)	(9.3)	(2.1)	(2.9)	12.6	2.0
Cash provided by operating activities	36.6	21.1	12.9	133.2	72.5

2

•	There were no lost time injuries (“LTI”) reported during the quarter, and the AGM has now achieved over 21 months and more than 10.9 million man hours worked without a single LTI.

•	For the year 2018 gold sales were 227,772 ounces at an average realized price of $1,247/oz, generating gold revenue of $283.9 million

•	Strong cash generation for the year, the JV generated $72.5 million in operating cash flow after working capital

•	Produced 59,823 and 223,152 ounces of gold in Q4 2018 and FY2018, respectively, exceeding 2018 production guidance of 200,000-220,000 ounces.

•	In Q4 2018, ore mined was 456,667 tonnes per month at an average mining grade of 1.5 g/t and a strip ratio of 6.1:1.

•	Completed the initial development and bulk sampling exercise of the large-scale Esaase deposit in Q4 2018. Trial mining operations commenced in January 2019.

•	The processing plant delivered another strong quarterly milling performance of 1.2 million tonnes at a plant feed grade of 1.6g/t.

•	Q4 2018 gold recovery was 95%, continuing to exceed design.

•

The AGM incurred operating cash costs per ounce[1], total cash costs per ounce[1] and all-in sustaining costs (“AISC”)[1] of $811, $872 and $1,072/oz, respectively, in Q4 2018. These costs included a $106/oz impact associated with an adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of lower-grade stockpiled ore.

•	AISC[1] for the FY2018 was $1,072/oz, which was within guidance for the year of $1,050- $1,150/oz.

•

During Q4 2018, the AGM sold 61,821 ounces of gold at an average realized gold price of $1,215/oz for total revenue of $74.2 million (including $0.2 million of by-product revenue and net of $1.1 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral properties, plant and equipment), an increase of $11.5 million from Q4 2017. The increase in revenues quarter-on-quarter was a function of higher sales volumes in Q4 2018, partially offset by lower average realized gold prices.

•

Total cost of sales (including depreciation and depletion and royalties) amounted to $75.1 million in Q4 2018, an increase of $27.4 million from Q4 2017. The increase in production costs was primarily driven by a $9.3 million adjustment to the carrying value of the AGM’s stockpile inventory to reflect the net realizable value of lower-grade stockpiled ore, higher mining and overhead costs associated with the achievement of production performance targets, inflationary pressures on unit mining costs as well as higher gold ounces sold. Additionally, depreciation and depletion during Q4 2018 accounted for $5.7 million of the increase in cost of sales, compared to Q4 2017.

•

The AGM’s net loss after tax amounted to $3.1 million in Q4 2018, compared to a net loss of $9.3 million in Q4 2017. The reduction in net loss was due mainly to a reduction in deferred income tax expense and interest expense, the latter resulting from the settlement of the Red Kite debt in July 2018. These factors were partly offset by lower mine operating earnings in Q4 2018.

•	As at December 31, 2018, the JV had cash of $21.6 million on hand and $4.3 million in receivables from gold sales.

3

Asanko Gold Inc. – Summary of FY2018 and Q4 2018 Financial Results

Asanko Gold Inc. (consolidated)	Q4 2017	Q3 2018	Q4 2018	FY 2017	FY 2018

Net income (loss) attributable to common shareholders ($m)	(6.7)	(0.3)	(0.9)	5.8	(141.4)

Net income (loss) per share attributable to common shareholders	($0.03)	($0.00)	($0.00)	$0.03	($0.64)

Adjusted net income (loss)attributable to common shareholders[1] ($m)	(6.7)	(1.6)	(0.9)	5.8	1.9

Adjusted net income (loss) per share attributable to common shareholders[1]	($0.03)	($0.01)	($0.00)	$0.03	$0.01

Adjusted EBITDA[1] ($m)	27.0	13.3	6.1	114.5	79.0

  The Company reported a net loss attributable to common shareholders of $0.9 million in Q4 2018 compared to a net loss of $6.7 million in Q4 2017. The reduction in net loss for Q4 2018 was predominantly a result of the deconsolidation of the Company’s former Ghanaian subsidiaries and the recognition of $1.1 million in service fees (net of withholding tax) earned as operators of the JV.

  Reported Adjusted EBITDA1 of $6.1 million for Q4 2018 compared to $27.0 million in Q4 2017. The decrease in Adjusted EBITDA1 was primarily a result of the higher cash costs incurred by the AGM in Q4 2018, as well as a reduction in the Company’s interest in the AGM from 100% to 45%.

  For FY2018, the Company reported a net loss attributable to common shareholders of $141.4 million compared to net income attributable to common shareholders of $5.8 million in 2017. The reduction in net income for the year was predominantly the result of a $143.3 million loss associated with the loss of control of the AGM on July 31, 2018. In addition, the Company deconsolidated the results of its former Ghanaian subsidiaries effective July 31, 2018.

  Reported Adjusted EBITDA1 of $79.0 million for FY2018 compared to $114.5 million in 2017. The decrease in Adjusted EBITDA1 was primarily a result of the higher cash costs incurred by the AGM in 2018, as well as a reduction in the Company’s interest in the AGM from 100% to 45%.

2019 Guidance
The Asanko Gold Mine JV announces 2019 production guidance of 225,000 – 245,000 ounces at AISC1 of $1,040 – $1,060/oz and AIC2 of $1,130 – US$1,150/oz, based on a $1,200/oz gold price. Corporate costs for Asanko Gold Inc. are expected to be $60 per attributable ounce over and above the AGM AISC1 and AIC2.

The AGM’s AISC1 in 2019 also includes $35/oz for the recently introduced Esaase trucking operation and $25/oz to account for the impact of the recent 5% non-refundable levy on goods & services that attract VAT in Ghana.

Total capital expenditure for 2019 is forecast to be $25 million. Sustaining capex is estimated at $9 million and includes a tailings dam lift. Development capital is forecast at $16 million, primarily for the development of Esaase and includes the commencement of a village relocation and the installation of two water treatment plants. In addition, $8 million is budgeted for exploration, mainly around the highly prospective Tontokrom – Miradani – Fromenda mineralized trend.

This news release should be read in conjunction with Asanko’s Management Discussion and
Analysis and the Consolidated Annual Financial Statements for the year ended December 31,
2018, which are available at www.asanko.com and filed on SEDAR.

4

Notes:
1 Non-GAAP Performance Measures
The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Asanko’s Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company’s reported financial results in accordance with IFRS.

•	Operating Cash Costs per ounce and Total Cash Costs per ounce
Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by- product revenue per ounce of gold sold. Total cash costs include production royalties of 5%.

•	All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of “all-in sustaining costs per gold ounce” (“AISC”) as per the World Gold Council’s guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

•	Adjusted net income attributable to common shareholders

The Company has included the non-GAAP performance measures of adjusted net income (loss) attributable to common shareholders and adjusted net income (loss) per common share. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

•	Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non- recurring items and to include the Company’s interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

2	All in Costs Per Ounce

All in Costs per ounce (“AIC") includes AISC as well as costs incurred at ‘new projects’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.

Qualified Person Statement
Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Q4 2018 Operating & Financial Results Conference Call & Webcast - 9am ET on February 14, 2019
US/Canada Toll Free:	+1 800 926 5082
UK Toll Free:	0800 496 0822
International:	+1 212 231 2912

Webcast:
Please click on the link:	https://cc.callinfo.com/r/1ot8ui8286kun&eom

5

Enquiries:
Alex Buck – Manager, Investor & Media	Andrew J. Ramcharan – SVP, Corporate
Relations	Development & IR
Toll-Free (N.America): 1-855-246-7341	Toll-Free (N.America): 1-855-246-7341
Telephone: +44 7932 740 452	Telephone: +1 647 309 5130
Email: alex.buck@asanko.com	Email: andrew.ramcharan@asanko.com

About Asanko Gold Inc.
Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum (the “CIM Council”) Standards on Mineral Resources and Mineral Reserves (the “CIM Definition Standards”). The Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are “substantially similar” to the corresponding terms under the CIM Definition Standards. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

7